UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35328

AEGION CORPORATION
(Exact name of registrant as specified in its charter)

Aegion Corporation
17988 Edison Avenue
 Chesterfield, Missouri
(636) 530-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective May 17, 2021, Carter Acquisition, Inc., a wholly-owned direct subsidiary of Carter Intermediate, Inc., was merged with and into Aegion Corporation, with Aegion Corporation continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aegion Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Aegion Corporation

Date: May 26, 2021	By:	/s/ Mark A. Menghini
Name: Mark A. Menghini
Title: Executive Vice President, General Counsel and Secretary